Contact

www.linkedin.com/in/robin-shelley (LinkedIn)

Top Skills

Editing

Writing

Copywriting

Languages

Chinese (Elementary)

English (Native or Bilingual)

Certifications

Cambridge Certificate in English Language Teaching to Adults (CELTA), Pass A

International English Language Testing System (IELTS), Examiner Certificate

Publications

Home Made

"Theater under the Stars"

Robin Shelley

Vice President of Marketing at Cusa Tea and Coffee

Longmont, Colorado, United States

Summary

With experience working in China and the USA, in major international companies as well as small businesses and start-ups, I have filled many roles: manager, editor, copywriter, marketer and journalist. My business sense is driven by passions for creating great content and guiding effective and efficient communication within teams - large and small.

Experience

Cusa Tea and Coffee

4 years 4 months

Vice President Marketing

November 2021 - Present (10 months)

Cusa Tea and Coffee makes cold-brew instant tea and coffee that tastes freshly brewed due to innovative and proprietary brewing and evaporative dehydration technology. As the first full-time employee of the company, I have seen it grow from start-up to small business. I oversee e-commerce sales and marketing.

Marketing Director

January 2020 - November 2021 (1 year 11 months)

Boulder, CO

Marketing Manager

May 2018 - January 2020 (1 year 9 months)

CamKix

Marketing Manager

August 2015 - May 2018 (2 years 10 months)

China and USA

CamKix is an electronics accessories brand that focuses on photography devices. The parent company, Eco-Fused, also sells accessories for smartphones and other products. I managed the marketing and customer service departments, and marketed both brands.

Because CamKix and Eco-Fused sell primarily on Amazon and Shopify, this role introduced me to Amazon's Vendor Central and Seller Central, as well as setting up and managing a web store. As the manager of nine employees spread out throughout the world, I also learned to manage teams remotely.

HERE! Dongguan
Freelance Columnist
October 2012 - September 2015 (3 years)

For fun, and to practice writing, I wrote a monthly cooking column from a female expatriate perspective while living abroad. It was titled "Home Made" and ran in an English-language magazine in Dongguan, China. The column featured articles about living and cooking in Asia, as well as monthly recipes.

Access the online archives of this column by clicking below.

Global Sources
Copywriter / Content Quality Supervisor
February 2013 - August 2015 (2 years 7 months)
Shenzhen, Guangdong, China

Global Sources is a major international business-to-business advertising agency that has an online platform, international trade shows and 15+ trade magazines. Hired as a print copywriter, I was promoted to Content Quality Supervisor. In this role, I oversaw a team of 10 copywriters and managed the in-house style and content guidelines of the Client Services Department.

In both roles, I wrote and edited B2B and B2C marketing and technical content for various audiences. Global Sources has clients in just about every major trade, from industrial hardware to fashion, and provides not only print and digital marketing services, but also trade show booth design and product packaging optimization. My favorite take-away was learning to do voice-over work.

IELTS Official
English Examiner
September 2012 - December 2013 (1 year 4 months)

At the end of my tenure in education, I worked as a part-time, freelance IELTS examiner. Traveling to various cities around South China, I participated in mass English examinations, seeing 20+ students in a day.

An IELTS examiner engages an examinee in a brief conversation designed to assess English proficiency on a scale of 1 to 9. A minimum IELTS score is usually benchmark for entrance into high school, university or graduate school for non-native English speakers in Australia, Canada and the U.K.

Sun's Language and Culture Center
Education and Service Department Manager
February 2011 - January 2013 (2 years)

Sun's was a start-up language training center that offered language and western culture classes. Hired as the first full-time native English teacher, I became a department manager after just 7 months. Reporting directly to the CEO, I hired, trained and managed all service staff, as well as teachers - part-time and full.

I wore many hats at Sun's, often giving oral English assessments, interviewing prospective teachers, writing course material, promoting the company to potential clients and teaching a few hour-long group or one-on-one lessons - all within a day. I was the marketing face of the company and head of service in a culture that prides itself on attention to detail.

My favorite experience in this role was managing the Guangdong English training program we set up in cooperation with CAEF - the Chinese Athletes Education Foundation. A group of teachers I recruited, hired and managed went into full-time professional athletes' living and training compounds to teach them English. Through this program I was fortunate enough to teach English to an Olympic gold medalist in archery.

Aipusen ETI
English Teacher
June 2010 - February 2011 (9 months)
Guangzhou, Guangdong, China

I taught English to primary and middle school students in 5 different schools or organizations throughout Guangzhou as part of regular classes, weekly extracurricular groups or summer camps.

Brown McCarroll
Legal Administrative and File Clerk
July 2008 - May 2010 (1 year 11 months)
Austin, Texas Area

Brown McCarroll, now called Husch Blackwell, is one of the largest law firms in Central Texas. As an administrative assistant and file clerk, I was responsible for all active and archived files of their estate, corporate and tax law departments.

When a lawyer had to attend a meeting or go to court, I created reference books containing documents related to the specific client or case. I also wrote the handbook for the position I held, which was later used by the company to on-board and train subsequent employees in the role.

IBM
Technical Editor
June 2006 - July 2008 (2 years 2 months)
Austin, Texas Area

IBM Tivoli designs software products that enhance business infrastructure. In a competitive, 2-year, paid internship, I worked with this international team remotely and on-site as a technical editor of their software program field guides.

This job taught me to edit and shape text that came to me in a variety of states - most often, written by programming engineers whose first language was not English. Texts were not only technical, but also often computer-translated. Making complex software manuals easy to follow was no small feat, and it honed my attention to detail.

Education

St. Edward's University
Bachelor of Arts (B.A.), English Writing and Rhetoric · (2004 - 2008)

Bellville High School
Class valedictorian · (2000 - 2004)